UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

STEC, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

784774101
(CUSIP Number)

Simon J. Michael
Balch Hill Capital, LLC
2778 Green Street
San Francisco, CA 94123
(415) 474-7055

With copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 November 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON Balch Hill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,190,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON Balch Hill Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,190,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784774101

1	NAME OF REPORTING PERSON Simon J. Michael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,190,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784774101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of STEC, Inc., a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3001 Daimler Street, Santa Ana, CA 92705-5812.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Balch Hill Partners, L.P., a Delaware limited partnership (the “Partnership”);

(ii)
Balch Hill Capital, LLC, a Delaware limited liability company (“Balch Hill”), an investment adviser registered with the Securities and Exchange Commission (“SEC”) and who serves as the general partner of, and investment adviser to, the Partnership; and

(iii)	Simon J. Michael (“Mr. Michael”), who serves as the sole manager of Balch Hill (the “Board”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 2778 Green Street, San Francisco, CA 94123.

(c)           The principal business of the Partnership is investing in securities.  The principal business of Balch Hill is serving the general partner of, and investment adviser to, the Partnership.  The principal occupation of Mr. Michael is serving as the sole manager of Balch Hill.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except as otherwise set forth below, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 28, 2012, the Court of Chancery of the State of Delaware (the “Court”) found that Mr. Michael, a director of Shocking Technologies, Inc. (“STI”), had breached his fiduciary duty of loyalty to STI by seeking to dissuade a potential investor from investing in STI and by sharing certain confidential information about STI with the same investor.  The Court however did not award any damages to STI or relieve STI of its legal fees, finding that Mr. Michael’s conduct did not cause any material damage to STI nor did it rise to the level of subjective bad faith that would warrant the shifting of legal fees.  Despite this ruling, Mr. Michael continues to believe that this civil action was in retaliation for the questions raised by Mr. Michael regarding STI’s corporate governance practices and management’s apparent missteps.  Specifically, Mr. Michael believes that the lawsuit was in response to Mr. Michael’s concerns raised over the substantially enhanced compensation and severance package approved by the STI Board for the Chief Executive Officer of STI in exchange for additional director compensation, despite failing to meet projections and STI’s declining performance.  Mr. Michael also believes that the lawsuit was in response to Mr. Michael’s efforts to press for an independent STI Board and to inform STI’s stockholders of his concerns regarding management’s misrepresentations and omissions and the failure of the STI Board to act in the best interests of stockholders.

CUSIP NO. 784774101

(f)           The Partnership and Balch Hill are organized under the laws of the State of Delaware.  Mr. Michael is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 4,190,000 Shares owned directly by the Partnership is approximately $23,632,213, including brokerage commissions.  Such Shares were acquired with the working capital of the Partnership.

The Partnership effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 46,726,318 Shares outstanding as of October 24, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2012.

CUSIP NO. 784774101

As of the close of business on November 15, 2012, the Partnership beneficially owned 4,190,000 Shares, constituting approximately 9.0% of the Shares outstanding.  By virtue of their relationships with the Partnership discussed in further detail in Item 2, each of Balch Hill and Mr. Michael may be deemed to beneficially own the Shares beneficially owned by the Partnership.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of the Partnership, Balch Hill and Mr. Michael has shared voting and dispositive power over the Shares owned directly by the Partnership.

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 16, 2012, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Balch Hill Partners, L.P., Balch Hill Capital, LLC, and Simon J. Michael, dated November 16, 2012.

CUSIP NO. 784774101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2012

BALCH HILL PARTNERS, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

BALCH HILL CAPITAL, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
Simon J. Michael

CUSIP NO. 784774101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares Purchased / (Sold)	Price Per Share ($)	Date of Purchase/Sale

BALCH HILL PARTNERS, L.P.

58,609	7.1337	09/18/2012
35,000	7.1093	09/19/2012
30,000	7.1275	09/24/2012
47,672	6.8606	09/25/2012
39,970	6.7479	09/26/2012
34,294	6.7200	09/26/2012
28,064	6.8569	09/28/2012
36,600	6.6195	10/02/2012
13,400	6.5687	10/03/2012
34,522	6.4596	10/04/2012
223,659	6.6342	10/04/2012
7,462	6.3166	10/09/2012
34,357	6.4031	10/10/2012
100,000	6.2499	10/11/2012
60,000	6.1326	10/12/2012
40,000	6.4307	10/16/2012
50,000	6.2688	10/18/2012
40,258	6.2320	10/18/2012
145,576	6.0633	10/19/2012
69,166	5.9894	10/22/2012
117,662	6.0057	10/23/2012
25,804	6.0491	10/24/2012
73,685	5.9888	10/24/2012
60,565	6.0025	10/25/2012
65,105	5.8966	10/26/2012
(47,821)	5.8415	11/01/2012
700,000	4.3916	11/07/2012
30,000	4.4021	11/08/2012
100,000	4.4466	11/09/2012
270,000	4.4219	11/09/2012
95,000	4.3920	11/12/2012
125,000	4.2648	11/13/2012
134,900	4.1914	11/14/2012
55,000	4.1058	11/14/2012
195,100	4.1856	11/14/2012
155,000	4.1540	11/15/2012
30,000	4.0999	11/15/2012

CUSIP NO. 784774101

BALCH HILL CAPITAL, LLC

None

SIMON J. MICHAEL

None